Exhibit 99.1

Information Relating to the Acquisition of GGP Inc.

May 2, 2018

On March 26, 2018, Brookfield Property Partners L.P. (“BPY”), GGP Inc. (“GGP”), and Goldfinch Merger Sub Corp., an indirect, wholly owned subsidiary of BPY, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, BPY has agreed to acquire GGP through a series of transactions (the “Transactions”), following which the surviving company is expected to be renamed Brookfield Property REIT Inc. (“BPR”) and will be a publicly-traded U.S. REIT. Set forth below is a summary of certain aspects of the Transactions, including a description of the material agreements and proposed financing arrangements related thereto, as well as certain risk factors relating to BPY following the Transactions.

We caution you that the following disclosures are current only as of the date hereof and are subject to change pending the closing of the Transactions. Information contained in this document regarding GGP has been provided by GGP. Neither this document nor the Report on Form 6-K of which it forms a part (this “Form 6-K”) constitutes an offer to sell, or a solicitation of an offer to buy, any securities or the solicitation of a proxy in any jurisdiction in which, or from any person with respect to whom, it is unlawful to make any such offer or solicitation in such jurisdiction.

Terms not defined herein shall have the meanings assigned to such terms in BPY’s Annual Report on Form 20-F for the year ended December 31, 2017.

About BPY, GGP and BPR

BPY is one of the world’s largest commercial real estate companies, with approximately $68 billion in total assets. BPY is a leading owner, operator and investor in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. BPY, together with certain of its affiliates, beneficially owns approximately 34% of GGP common stock as of the date hereof. Following the effective time of the charter amendment and the amendment and restatement of the GGPOP partnership agreement (as described below), BPY and such affiliates will exchange their shares of GGP common stock for newly issued shares of class B stock. It is expected that BPY and BPR will share a management team and board of directors, and have an identical distribution policy. Together, BPY and BPR will be the flagship listed real estate company of Brookfield Asset Management Inc. (“BAM”), a leading global alternative asset manager with over $285 billion in assets under management.

GGP is a self-administered and self-managed REIT. GGP’s primary business is owning and operating best-in-class retail properties that provide an outstanding environment and experience for GGP’s communities, retailers, employees, consumers and stockholders. GGP is an S&P 500 real estate company with a property portfolio comprised primarily of Class A retail properties (defined primarily by sales per square foot during 2017). GGP defines best-in-class retail and modern luxury through curated merchandising and elegant culinary experiences set against the backdrop of refined ambiance across a distinguished collection of destinations. GGP’s retail properties are the core centers of retail, dining and entertainment within their trade areas and, therefore, represent hubs of daily life. As of the date hereof, GGP owned, either entirely or with joint venture partners, 125 retail properties located throughout the United States comprising approximately 123 million square feet of gross leasable area. Following the consummation of the Transactions, the surviving company expects to change its name to Brookfield Property REIT Inc., or BPR. BPR will be a publicly-traded U.S. REIT and will issue class A stock that is intended to provide economic equivalence to an investment in BPY, including with respect to distributions.

Material Terms of the Transactions

Pursuant to the Merger Agreement, BPY will acquire all of the outstanding shares of GGP common stock, other than those currently held by BPY and certain of its affiliates. GGP shareholders will be entitled to elect to receive, for each GGP common share, either up to $23.50 in cash or either one BPY unit or one share of BPR class A stock. Elections are subject to proration which will be based on aggregate consideration of (1) a fixed amount of $9.25 billion in cash and (2) approximately 254 million of BPY limited partnership units (“BPY units”) and/or shares of BPR class A stock, which represents aggregate consideration of approximately 61% cash and approximately 39% of BPY or BPR equity.

The Transactions are subject to the approval of (1) GGP shareholders representing at least two-thirds of the outstanding GGP common stock and (2) GGP shareholders representing a majority of the outstanding GGP common stock not owned by BPY and certain of its affiliates. BPY and such affiliates have agreed to vote in favor of the Transactions. On April 23, 2018, BPY received a determination from the TSX that the BPY unitholder consent may be obtained by an action by written consent and accordingly, no special meeting of BPY unitholders will be required. The Transactions are also subject to other customary closing conditions, including regulatory approvals, and are expected to close in the third quarter of 2018.

Amendment and Restatement of the GGP Charter and Bylaws

In connection with the Transactions, GGP’s certificate of incorporation will be amended to authorize the issuance of class A stock, class B stock and class C stock. Existing GGP common stockholders will be entitled to receive class A stock or BPY units. Each share of class A stock is intended to provide its holder with an economic return that is equivalent to that of a BPY unit, including with respect to distributions. As described below, BPY and certain of its affiliates will receive class B stock pursuant to the Brookfield affiliate exchange. BPY and its affiliates will also be the beneficial owners of class C stock.

The charter amendment (and a concurrent bylaws amendment) will effect a number of changes to the governance of GGP that reflect the recapitalization and anticipated consummation of the Transactions, including, among other things, changes to the voting rights of GGP common stockholders. The holders of class A stock, class B stock and class C stock will vote together and not as separate classes. The holders of shares of each of class B stock and class C stock will be entitled to five (5) votes for each share. The holders of shares of class A stock will be entitled to one (1) vote for each share, except that holders of shares of class A stock will not be entitled to vote (i) on a liquidation or dissolution or conversion of the class A stock in connection with a market capitalization liquidation event, or (ii) to reduce the voting power of the class B stock or class C stock.

In addition, the partnership agreement of GGP’s operating partnership, or GGPOP, will be amended to authorize the issuance of series K preferred units and series L preferred units, which will be entitled to distributions identical to those paid on class A stock and class B stock, respectively. The amended GGPOP partnership agreement will also effect a number of changes to the governance of GGPOP that reflect the recapitalization and anticipated consummation of the Transactions.

The Brookfield Affiliate Exchange

Immediately following the effective time of the GGP charter amendment, GGP will exchange shares of GGP common stock held by BPY and certain of its affiliates for class B stock in the Brookfield affiliate exchange. At the effective time of such Brookfield affiliate exchange, each share of GGP common stock held by subsidiaries of GGP will also be exchanged for one (1) share of class B stock.

The Pre-Closing Transactions

Following the consummation of the Brookfield affiliate exchange, GGP intends to consummate certain transactions, including the declaration of the pre-closing dividend (as described below) and a series of recapitalization and financing transactions and joint venture asset sales. As part of such transactions, BPY has the right, in its sole discretion and without requiring the further consent of GGP or the GGP board, for the purpose of facilitating the consummation of the Transactions, upon reasonable prior written notice to GGP (but at least five (5) business days prior to the filing of the charter amendment), to require GGP to use reasonable best efforts to take various actions at BPY’s request, which may include asset sales. The consummation of all pre-closing transactions and the pre-closing dividend will be conditioned upon the occurrence of the charter amendment being filed with the Delaware Secretary of State and receipt by GGP of a written notice from BPY to the effect that all conditions set forth in the Merger Agreement have been satisfied or waived.

The Pre-Closing Dividend

Following the Brookfield affiliate exchange and the pre-closing transactions, GGP will declare a special dividend payable to unaffiliated GGP common stockholders (not including holders of GGP restricted stock, but including certain holders of GGP options who are deemed stockholders), as of the record date of the pre-closing dividend, consisting of either cash or class A stock, at the election of such GGP common stockholders (with holders of certain in-the-money GGP options being deemed to have elected cash) and subject to proration. Such GGP common stock holders have the option to exchange all, but not less than all, shares of class A stock that such holder receives or is entitled to receive as the pre-closing dividend, for BPY units.

The BPY Unit Exchange

Immediately following the effective time of the merger, BPY or an affiliate of BPY will exchange BPY units for an equal number of shares of class A stock issued or issuable as the pre-closing dividend with any unaffiliated GGP common stockholders who had made (or are deemed to have made) an election to receive BPY units in exchange for shares of class A stock that such holder received or is entitled to receive as the pre-closing dividend. In the event that (i) an election to receive BPY units has been made with respect to 80% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the Merger Agreement) and BPY elects to exchange all shares of class A stock that are issued in the pre-closing dividend for BPY units in the BPY unit exchange or (ii) an election to receive BPY units has been made with respect to 90% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the Merger Agreement), then all shares of class A stock that are issued in the pre-closing dividend will automatically be exchanged for BPY units in the BPY unit exchange. Holders of shares of issued and outstanding GGP common stock (excluding GGP restricted stock) who have not made a proper election by the election deadline shall be deemed to have made an election to receive all of the pre-closing dividend in cash, and an election to immediately convert to BPY units any shares of class A stock the holder receives or is entitled to receive due to proration.

Post-Closing Ownership

After giving effect to the Transactions, it is anticipated that unaffiliated GGP common stockholders will own approximately 26% of BPY, calculated assuming that all shares of class A stock have been exchanged for BPY units (and assuming all Redemption-Exchange Units are exchanged for BPY units) and pro forma for the proposed BAM preferred share conversion (as described below).

Post-Closing Exchanges of BPR Class A Stock

Pursuant to the terms of the class A stock set forth in the charter amendment, each holder of class A stock will have the right to require BPR to exchange each of such holder’s shares of class A stock for cash in an amount, subject to adjustment, equal to the then current value of a BPY unit; provided that an affiliate of BPY may elect, in its sole discretion, to satisfy BPR’s obligations with respect to such exchange right by acquiring such shares of class A stock in exchange for the issuance of BPY units to such holder.

On April 27, 2018, BAM entered into a rights agreement (the “Rights Agreement”) pursuant to which BAM has agreed to satisfy any class A stockholder’s exchange rights by delivering BPY units or, at BAM’s sole election, cash, in the event that (i) BPR has not satisfied its cash exchange obligation described above and (ii) such affiliate of BPY has not elected to satisfy BPR’s exchange obligation by exchanging such stockholder’s shares of class A stock for BPY units.

Financing Related to the Transactions

BPY has obtained financing commitments to, among other things, fund a portion of the cash consideration to be paid by BPY and BPY’s affiliates in connection with the consummation of the Transactions. The financing commitments consistent of a $7.875 billion senior secured bridge term loan facility, a $1.5 billion senior secured revolving credit facility, a $1.5 billion senior secured term A-1 loan facility and a $2.0 billion senior secured term A-2 loan facility. On or prior to the date of the GGP charter amendment, BPY and its affiliates expect to enter into a credit agreement and related loan documentation to document the foregoing facilities.

A portion of the financing for the Transactions is expected to be funded using proceeds from the sales of certain joint venture interests and assets, as well as other financing transactions. Prior to and simultaneously with entering into the Merger Agreement, BPY and certain affiliates of BPY entered into equity commitments, in the aggregate amount of approximately $2.8 billion, with four (4) separate investor groups, to enter into with such parties at the closing of the Transactions, separate joint venture arrangements covering approximately 35 assets.

Governance of BPR Following the Transactions

The BPR board of directors is expected to be identical to the board of directors of the BPY General Partner. BPY and BPR are expected to share a management team, with BPR being managed by BAM under a new master services agreement. Certain employees of GGP may be employed by BAM in connection with the management of BPR.

Joint Governance Agreement

GGP, BPY, the BPY General Partner and Brookfield Properties, Inc. (“BPI”) expect to enter into a joint governance agreement intended to facilitate the governance of BPR and BPY, which we refer to as the joint governance agreement. Among other things, the joint governance agreement grants BPI the right to designate candidates to be nominated for election to each directorship subject to election at any meeting of BPR stockholders.

Master Services Agreement

At the time of the closing of the Transactions, BPR and some of its related entities will enter into a master services agreement pursuant to which affiliates of BAM will provide management and administration services on terms consistent with the amended and restated master services agreement in place between the services providers and BPY. Pursuant to the master services agreement, BPR and its related entities, which we refer to as the service recipients, will pay a base management fee to the service providers equal to 1.25% annually of the total capitalization of the service recipients. The base management fee will be calculated and paid quarterly. BAM has agreed to waive the base management fee for a period of 12 months from and after date of the charter amendment under the management fee letter agreement.

An affiliate of BAM will also be entitled to receive incentive distributions based on an amount by which quarterly distributions on the class A stock and GGPOP series K preferred units exceed specified target levels.

BAM Preferred Share Conversion

In conjunction with and in support of the proposed transaction, BAM has stated its intention to convert $500 million currently held BPY Class C Junior Preferred Shares into BPY units at a price of $23.50 per unit, resulting in BAM’s acquisition of approximately 21.3 million additional BPY units.

Risk Factors Relating to BPY Following the Transactions

Following the consummation of the Transactions, BPY will face risks different from those faced by BPY today, which may affect BPY’s results of operations.

BPY’s business following the consummation of the Transactions will differ from that of BPY today and, accordingly, the results of operations and financial condition of BPY after the Transactions may be affected by factors different from those affecting BPY’s results of operations and financial condition prior to the Transactions. Examples of differences between BPY’s current business and the new or increased risks BPY may face after the Transactions include:

•	a large increase in the amount of assets under management and a diversification of types of assets under management, which may create risks related to scaling and combining of the platforms necessary to manage the combined assets of the companies;

•	increases in maintenance, insurance and operating costs;

•	additional conflicts between and among tenants of BPR and BPY;

•	certain investment vehicles managed by BPR and BPY may compete for investment opportunities and may be adversely impacted to the extent such opportunities are allocated between them;

•	BPY’s possible failure to successfully implement its plan to optimize its combined portfolio; and

•	a larger and newly combined team of management and employees may require time to become fully effective and may not be able to achieve BPY’s anticipated synergies.

The market price of BPY units may be volatile and holders of BPY units could lose a significant portion of their investment due to drops in the market price of BPY units following completion of the Transactions.

The market price of BPY units may be volatile and, following completion of the Transactions, holders of such securities may not be able to resell their securities at or above the implied price at which they acquired such securities pursuant to the Merger Agreement or otherwise due to fluctuations in the market price of such securities, including changes in market price caused by factors unrelated to the combined company’s operating performance or prospects. Specific factors that may have a significant effect on the market price of BPY units following completion of the Transactions include, among others, the following:

•	changes in stock market analyst recommendations or earnings estimates regarding the BPY units, other companies comparable to BPY or companies in the industries it serves;

•	changes in the market price of class A stock;

•	actual or anticipated fluctuations in the combined company’s operating results or future prospects;

•	reactions to public announcements by BPY and BPR;

•	strategic actions taken by BPY, BPR and/or their competitors;

•	failure of BPY to achieve the perceived benefits of the Transactions, including financial results and anticipated synergies, as rapidly as or to the extent anticipated by financial or industry analysts;

•	adverse conditions in the financial market or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and responses to such events; and

•	sales of such securities by BPY, BPR and/or members of their management team or significant stockholders.

In addition, if investors believe that the value of the merger consideration and the pre-closing dividend, together with transaction costs, is greater than the value of GGP’s business, together with any synergies expected to be achieved from BPY’s acquisition of GGP, the trading price of BPY units could decrease and the Transactions could have a dilutive effect on the value of BPY units held by BPY unitholders (including former unaffiliated GGP common stockholders).

The exchange of class A stock for newly issued BPY units could negatively affect the market price of BPY units, and additional issuances of class A stock would be dilutive.

Upon completion of the Transactions, each share of class A stock will be redeemable by the holder thereof into the cash equivalent of one (1) BPY unit; however, BPI may elect, in its sole discretion, to satisfy such redemption request by acquiring such share of class A stock in exchange for the issuance of a new BPY unit. If BPI elects to issue BPY units in satisfaction of any such redemption request, a significant amount of additional BPY units may be issued from time to time which could have a negative impact on the market price for BPY units. In addition, BPR may in the future sell additional shares of class A stock in connection with raising capital as well as for acquisitions. Such additional shares of class A stock issued in the future will also be exchangeable into BPY units as described above, and, accordingly, if so exchanged, would dilute the percentage interest of existing BPY unitholders and may reduce the market price of BPY units.

In addition, pursuant to the Rights Agreement, BAM has agreed that in the event that neither BPR nor BPI satisfies its obligations to deliver cash and/or BPY units in connection with shares of class A stock tendered for redemption, then BAM will satisfy, or cause to be satisfied, such obligations by delivering cash and/or BPY units to the tendering holders. The delivery by BAM of BPY units it owns could negatively affect the market price of BPY units.

BPY expects to incur significant costs in connection with the consummation of the Transactions and the integration of BPR and BPY.

BPY expects to incur significant costs in connection with consummating the Transactions and integrating the portfolios of GGP and BPY, including unanticipated costs and the assumption of known and unknown liabilities. While BPY has assumed that a certain level of transaction and integration expenses will be incurred, there are factors beyond its control that could affect the total amount or the timing of integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Although BPY expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, should allow the combined company to offset these incremental expenses over time, the net benefit may not be achieved in the near term, or at all.

Moreover, diversion of management focus and resources from the day-to-day operation of the business to matters relating to the Transactions could adversely affect each company’s business, regardless of whether the Transactions are completed.

BPY cannot assure you that it will be able to continue paying distributions at the level currently paid by BPY.

Distributions on BPY units may not equal the level currently paid by BPY for various reasons, including, but not limited to, the following:

•	BPY may not have enough unrestricted funds to pay such distributions due to changes in BPY’s cash requirements, capital spending plans, cash flow or financial position;

•	decisions on whether, when and in which amounts to make any future distributions will be dependent on then-existing conditions, including the combined company’s financial condition, earnings, legal requirements, including limitations under Bermuda law, restrictions in BPY’s borrowing agreements that limit its ability to pay dividends to unitholders and other factors BPY deems relevant; and

•	BPY may desire to retain cash to improve its credit profile or for other reasons.

BPY may fail to realize any or all of the anticipated benefits of the Transactions or those benefits may take longer to realize than expected.

GGP and BPY entered into the Merger Agreement and the other Transaction Agreements because each believes that the Transactions will be beneficial to the companies and stockholders and unitholders of the companies and that combining the businesses of GGP and BPY will produce benefits and cost savings. If BPY is not able to combine successfully the businesses of GGP and BPY in an efficient and effective manner, the anticipated benefits and cost savings of the Transactions may not be realized fully, or at all, or may take longer to realize than expected, and the value of BPY units may be adversely affected.

An inability to realize the full extent of the anticipated benefits of the Transactions, as well as any delays encountered in the integration process, could have an adverse effect on the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of BPY units following the Transactions.

The management of the combined company will have to dedicate substantial effort to integrating the businesses of GGP and BPY during the integration process. These efforts may divert management’s focus and resources from the combined company’s business, corporate initiatives or strategic opportunities. In addition, the actual integration may result in additional and unforeseen expenses and the anticipated benefits of the integration may not be realized. Actual growth and cost savings, if achieved, may be lower than what the combined company expects and may take longer to achieve than anticipated. Difficulties associated with managing a larger and more complex property portfolio could prevent BPY from realizing the anticipated benefits of the Transactions and have a material adverse effect on its business. If BPY is not able to address integration challenges adequately, the combined company may be unable to integrate successfully the operations of GGP and BPY or to realize the anticipated benefits of the integration of the two companies. Failure to achieve the anticipated benefits of the Transactions could adversely affect BPY’s results of operations or cash flows, cause dilution to the earnings per BPY unit, decrease or delay the expected benefits of the Transactions and negatively affect the price of BPY units.

BPY’s operating results after the Transactions may differ materially from the pro forma information and forecasts presented.

The unaudited pro forma condensed consolidated financial statements in this Form 6-K are presented for illustrative purposes only and are not necessarily indicative of what BPY’s actual financial condition or results of operations will be when the Transactions are completed on the dates indicated. The unaudited pro forma condensed consolidated financial statements reflect adjustments based upon preliminary estimates that may change and assumptions about the Transactions that may prove incorrect over time. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this Form 6-K. BPY’s operating results after the Transactions may be materially different from those shown in the pro forma information presented in this Form 6-K, which represents only a combination of GGP’s and BPY’s respective historical results. In addition, the unaudited pro forma condensed consolidated financial statements remain subject to review by the U.S. Securities and Exchange Commission (the “SEC”) and accordingly made be subject to revision based on SEC comments, and such revisions may be material.

The combined company may be unable to retain necessary GGP and/or BPY personnel successfully after the Transactions are completed.

The success of the Transactions will depend in part on the combined company’s ability to retain the key employees currently employed by the companies. It is possible that these employees may decide not to remain with GGP or BPY, as applicable, while the Transactions are pending or with the combined company after the Transactions are consummated. Certain employees of BPR may be recruited to work for BAM as service provider for BPR under the master services agreement; however, we can provide no assurance that such employees will agree to do so. In addition, competitors may recruit employees during BPY’s integration of GGP. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, BPY’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating the companies to hire suitable replacements, all of which may cause BPY’s business to suffer. In addition, BPY may not be able to locate suitable replacements for any key employees or to offer employment to potential replacements on reasonable terms. Further, it is possible that certain current executive officers of GGP may depart following the consummation of the Transactions, which may cause BPY’s business to be adversely affected.

If BPY and BPR (and BAM, as service provider for BPR) are unable to attract, retain and motivate personnel that are critical to the successful integration of GGP into BPY and the future operation of the combined company, the combined company could face disruptions in its operations, loss of key employees, strategic relationships, key information, expertise or know-how and unanticipated additional recruiting and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the acquisition of GGP by BPY.